Exhibit 99.1

News Release

March 14, 2022

Turquoise Hill Acknowledges Privatization Proposal Received from Rio Tinto

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today acknowledged receipt of a non-binding proposal from Rio Tinto International Holdings Ltd. (“Rio Tinto”), which Rio Tinto has separately announced by press release issued earlier today, outlining its proposal to acquire the approximately 49% of the outstanding shares of Turquoise Hill held by the Company’s minority shareholders (approximately 99 million common shares) for cash consideration of C$34.00 per share. Rio Tinto has stated that its proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the proposed transaction. The Rio Tinto proposal does not amend the terms of the amended and restated Heads of Agreement entered into by Turquoise Hill and Rio Tinto on January 24, 2022 which establishes a binding funding plan for the completion of the Oyu Tolgoi underground mine.

The board of directors of the Company will be establishing a special committee of independent directors to review and consider Rio Tinto’s proposal. Turquoise Hill shareholders do not need to take any action with respect to the proposal at this time.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC); Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the take-private proposal received by the Company from Rio Tinto, including the terms and conditions of the proposal; the Company’s review and evaluation of the Rio Tinto proposal by a committee of independent directors; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: (a) the possibility that the Company, its board of directors, its special committee of independent directors and Rio Tinto cannot come to an agreement on the terms and conditions of the take-private proposal or will not proceed with giving shareholders an opportunity to accept or vote in favour of the take-private proposal; (b) the possibility that the terms and conditions of any definitive agreement in respect of a take-private proposal will differ from those that are currently contemplated by Rio Tinto; (c) if a definitive agreement is reached, the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete any take-private proposal; (d) credit, market, currency, operational, commodity, geopolitical, liquidity and funding risks generally, including changes in economic conditions, interest rates or tax rates; (e) risks and uncertainties relating to information management, technology, supply chain, product safety, changes in law, competition, seasonality, commodity price and business, (f) the implementation and successful execution by the Company of the updated funding plan for the completion of the Oyu Tolgoi underground mine; and (g) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the take-private proposal.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the Q4 2021 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the Q4 2021 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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